KERRY

RECEIVED

2008 SEP 30 A 8:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

OCT 01 2008

THOMSON REUTERS

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

08005101

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

25th September 2008.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Brian Mehigan,
Chief Financial Officer
KERRY GROUP PLC.

9/30

KERRY GROUP PLC
ANNUAL INFORMATION UPDATE
25 September 2008

RECEIVED

2008 SEP 30 A 8:22

1.Introduction

This Annual Information Update has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator.

The Company is also publishing its Annual Information Update via a Regulatory Information Service today and is making it available in the Investor Relations section of its website, www.kerrygroup.com, under the News Releases section.

2. List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature since the last Annual Information Update, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority. This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.

(a) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service

16/04/07	Annual Report & AGM Filing Announcement
16/04/07	Annual Information Update
27/04/07	Purchase of Own Securities
02/05/07	Purchase of Own Securities
04/05/07	Purchase of Own Securities
04/05/07	Transparency Directive
04/05/07	Purchase of Own Securities
10/05/07	Purchase of Own Securities
11/05/07	Purchase of Own Securities
14/05/07	Purchase of Own Securities
18/05/07	AGM Statement
18/05/07	Result of AGM
05/06/07	Transparency Directive
08/06/07	Purchase of Own Securities
18/06/07	Purchase of Own Securities
21/06/07	Transaction in Own Shares
22/06/07	Purchase of Own Securities
25/06/07	Major Interests in Shares
26/06/07	Purchase of Own Securities
27/06/07	Purchase of Own Securities
29/06/07	Purchase of Own Securities
02/07/07	Purchase of Own Securities
04/07/07	Transparency Directive
27/07/07	Schedule 5
30/07/07	Transparency Directive
31/07/07	Holdings in Company
30/08/07	Voting Rights

04/09/07	Interim Results
05/09/07	Director/PDMR Shareholding
05/09/07	Director/PDMR Shareholding
01/10/07	Holdings in Company
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Director/PDMR Shareholding
01/10/07	Total Voting Rights
01/10/07	Free Float Analysis
01/11/07	Voting Rights
03/12/07	Free Float – 30 Nov 2007
04/01/08	Voting Rights & capital
04/01/08	Free Float Analysis
01/02/08	Voting Rights & capital
25/02/08	Holdings in Company
26/02/08	Preliminary Results
05/03/08	Voting Rights & capital
05/03/08	Free Float Analysis
06/03/08	Blocklisting 6 Month Return
13/03/08	Acquisition
03/04/08	Voting Rights & Capital
08/04/08	Shareholdings in Company
02/05/08	Voting Rights
13/05/08	Interim Management Statement: Kerry AGM
21/05/08	Holdings in Company
03/06/08	Voting Rights & Capital
03/06/08	Holdings in Company
10/06/08	Notification of Transaction in Shares in PLC
07/07/08	Voting Rights & Capital
14/07/08	Holdings in Company
28/07/08	Blocklisting 6 Month Return
19/08/08	Voting Rights & Capital
26/08/08	Interim Management Report
29/08/08	Statement re Competition Authority Announcement
02/09/08	Voting Rights & Capital
02/09/08	Holdings in Company
11/09/08	Director/PDMR Shareholding
11/09/08	Director/PDMR Shareholding
12/09/08	Holdings in Company

(b) Companies Registration Office Filings

12/04/2007	Return of Allotments
08/05/2007	Return of Allotments

22/05/2007	Purchase of Own Shares
19/06/2007	Return of Allotments
25/06/2007	Return of Allotments
04/07/2007	Purchase of Own Shares
05/07/2007	Notice of Consolidation of Shares
09/07/2007	Special Resolution
09/07/2007	Ordinary Resolution
09/07/2007	Purchase of Own Shares
09/07/2007	Annual Return
16/07/2007	Return of Allotments
09/08/2007	Return of Allotments
01/10/2007	Return of Allotments
18/10/2007	Return of Allotments
12/11/2007	Return of Allotments
21/12/2007	Return of Allotments
09/01/2008	Change in Director
15/01/2008	Return of Allotments
22/01/2008	Notice of Consolidation of Shares
14/02/2008	Return of Allotments
19/03/2008	Return of Allotments
18/04/2008	Return of Allotments
26/05/2008	Return of Allotments
09/07/2008	Return of Allotments
09/07/2008	Special Resolution
09/07/2008	Ordinary Resolution
09/07/2008	Change in Director
09/07/2008	Annual Return
06/08/2008	Change in Director

3. Availability of the full text of the announcements / Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange and the London Stock Exchange. Copies of all filings made with the Companies Registration Office are available on the Companies Registration Office website.

4. Accuracy of the information

The information referred to in this document was up to date at the time the information was published.

For further information contact:

Brian Durran
Company Secretary
Kerry Group plc
Prince's Street
Tralee
Co. Kerry
Ireland

ENDS

END